[This Amendment is being filed solely for the purpose of adding signatures which were inadvertently omitted on the original filing of December 18, 2000.]

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

AMERICAN PHYSICIANS CAPITAL, INC.
(Name of Issuer)

Shares of Common Stock, par value $.01 per share
(Title of Class of Securities)

(CUSIP Number)

December 8, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

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CUSIP No. __________	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 990,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 990,000
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

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CUSIP No. __________	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 990,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 990,000
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

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CUSIP No. __________	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 990,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 990,000
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% **
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

          **SEE ITEM 4(b).

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SCHEDULE 13G

          This Schedule 13G (the "Schedule 13G") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of common stock of American Physicians Capital, Inc. (the "Issuer").

          This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight acts as investment advisor.

Item 1(a)	Name of Issuer.
American Physicians Capital, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices.
1301 North Hagadorn Road East Lansing, Michigan 48823
Item 2(a)	Name of Person Filing.
Greenlight Capital, L.L.C. ("Greenlight"), David Einhorn and Jeffrey A. Keswin
Item 2(b)	Address of Principal Business Office, or, if none, Residence.
420 Lexington Ave., Suite 1740 New York, New York 10170
Item 2(c)	Citizenship or Place of Organization.
Greenlight is a limited liability company organized under the laws of the State of Delaware. David Einhorn and Jeffrey A. Keswin are the principals of Greenlight and are United States citizens.
Item 2(d)	Title of Class of Securities.
Common Stock, no par value per share (the "Common Stock").
Item 2(e)	CUSIP Number.
_______________

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Item 3	Reporting Person.
Inapplicable.
Item 4	Ownership.
(a) Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of 990,000 shares of Common Stock.
(b)

Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of 9.9% of the outstanding shares of Common Stock. This percentage is based upon the outstanding shares of the Issuer equaling 10,000,000 shares, the amount of shares initially offered in connection with the Issuers initial public offering (the "IPO"). Mr. Keswin has been informed that underwriters of the IPO have elected to subscribe for an additional amount of shares causing the outstanding shares to equal 11,450,254 as of December 14, 2000. Based on this revised number of outstanding shares, Greenlight's and Messrs. Einhorn's and Keswin's percentage ownership would be equal to 8.6%.

(c)

Greenlight has the sole power to vote and dispose of the 990,000 shares of Common Stock beneficially owned by it. As the principals of Greenlight, Messrs. Einhorn and Keswin may direct the vote and disposition of the 990,000 shares of Common Stock beneficially owned by Greenlight.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8	Identification and Classification of Members of the Group.
Inapplicable.
Item 9	Notice of Dissolution of Group.
Inapplicable.

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Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1. Joint Filing Agreement dated December 14, 2000 between Greenlight, David Einhorn and Jeffrey A. Keswin.

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  December 14, 2000

GREENLIGHT CAPITAL, L.L.C.
By:	Jeffrey A. Keswin ___________________________________ Jeffrey A. Keswin Managing Member
David Einhorn ____________________________________ David Einhorn
Jeffrey A. Keswin ____________________________________ Jeffrey A. Keswin

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